UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                            ANGLOGOLD ASHANTI LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    035128206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
                                 Nicholas Jordan
                                Company Secretary
                               Anglo American plc
                            20 Carlton House Terrace
                                 London SW1Y 5AN
                                 United Kingdom
                               011-44-20-7968-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 5, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS ANGLO AMERICAN PLC
  1
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  {x}
        (b)  { }
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS:  NA

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  { }

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  England and Wales

--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       NONE
   NUMBER OF    ----------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            115,102,929
     EACH       ----------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
    PERSON
     WITH              NONE
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       115,102,929
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        115,102,929
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                  { }

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.57%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS ANGLO SOUTH AFRICA CAPITAL (PTY) LTD.
  1
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  {x}
        (b)  { }
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS:  NA
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 { }

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  The Republic of South Africa
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       NONE
   NUMBER OF    ----------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            115,102,929
     EACH       ----------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
    PERSON
     WITH              NONE
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       115,102,929
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        115,102,929
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                  { }
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        41.57%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

         This Amendment No. 11 ("Amendment No. 11") amends and restates the Statement on Schedule 13D, originally filed on November 21, 2003, and amended and supplemented on February 25, 2004 by Amendment No. 1, on May 10, 2004 by Amendment No. 2, on June 7, 2004 by Amendment No. 3, on June 21, 2004 by Amendment No. 4, on October 26, 2005 by Amendment No. 5, on February 22, 2006 by Amendment No. 6, on March 23, 2006 by Amendment No. 7, on April 11, 2006 by Amendment No. 8, on April 20, 2006 by Amendment No. 9, and on May 22, 2006 by Amendment No. 10.

         Since the date of Amendment No. 10, the Reporting Persons have not acquired beneficial ownership of any additional Ordinary Shares.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D, as amended from time to time (this "Statement"), relates to the ordinary shares, par value ZAR 0.25 per share (the "Ordinary Shares"), of AngloGold Ashanti Limited (formerly, AngloGold Limited), a corporation organized under the laws of the Republic of South Africa (the "Issuer"). The principal executive offices of the Issuer are located at 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa.

Item 2.  Identity and Background.

         This Statement is being jointly filed by Anglo American plc and Anglo South Africa Capital (Proprietary) Limited (together, the "Reporting Persons").

         Anglo American plc ("Anglo American"), a corporation incorporated under the laws of England and Wales, has its principal executive offices at 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom and is a global leader in the mining and natural resource sectors.

         Anglo South Africa Capital (Proprietary) Limited ("Anglo SA Capital"), a corporation incorporated under the laws of the Republic of South Africa, has its principal executive offices at 44 Main Street, Johannesburg, 2001, South Africa and is an indirect, wholly owned subsidiary of Anglo American.

         Anglo SA Capital is a wholly owned subsidiary of Anglo South Africa
(Pty) Ltd. ("ASA"), which is a wholly owned subsidiary of Anglo American South Africa Limited ("AASA"), which is a wholly owned subsidiary of Anglo American International S.a.r.l. ("AA International"), which is a wholly owned subsidiary of Anglo American (ASA, AASA, and AA International, collectively the "Holding Companies"). Other than pursuant to the directions received from Anglo American, none of the Holding Companies has or shares the voting power or investment power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The directors and executive officers of each of Anglo American and Anglo SA Capital are set forth on Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

         During the last five years, none of the Reporting Persons or the Holding Companies nor, to the best knowledge of each of the Reporting Persons, any person named in Exhibit A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Exhibit A is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Considerations.

         Not applicable.

Item 4.  Purpose of Transaction.

         Anglo American is the largest shareholder of the Issuer. The number of members affiliated with Anglo American on the Issuer's Board of Directors may be reduced as the Reporting Persons' percentage ownership of the Issuer declines.

         In order to give the Issuer greater flexibility to pursue its strategic agenda, the Reporting Persons have decided to reduce their shareholding in the Issuer and no longer to seek to retain it as a subsidiary.

         On February 22, 2006, Anglo American issued a press release stating the following in its entirety:

                  ANGLO AMERICAN ANNOUNCES PROPOSED PUBLIC SECONDARY OFFERING OF ORDINARY SHARES OF ANGLOGOLD ASHANTI.


                  Anglo American plc ("Anglo American") today announces its intention to sell through a registered offering a portion of its ordinary shares of AngloGold Ashanti in the form of ordinary shares or American depositary shares, as one means of reducing its shareholding in AngloGold Ashanti. The offering would be made simultaneously in the US, South Africa and Europe. The offering is anticipated to occur at some time over the coming months, subject to market conditions.


                  Anglo American currently intends to remain a significant shareholder in AngloGold Ashanti in the medium term.


                  THIS COMMUNICATION DOES NOT CONSTITUTE OR FORM PART OF AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OR OTHERWISE ENGAGE IN ANY INVESTMENT ACTIVITY, NOR WILL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION.


                  Certain statements contained herein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the transactions described above.


         On March 23, 2006 Anglo SA Capital entered into a Registration Rights Agreement with the Issuer to facilitate the sale to the public of some or all of the Ordinary Shares held by Anglo SA Capital. The terms of the Registration Rights Agreement are discussed in Item 6 below.

         On March 23, 2006 an "automatic shelf registration statement" as defined under Rule 405 of the Securities Act of 1933, as amended, on Form F-3 in respect of the Ordinary Shares of the Issuer and a preliminary prospectus was filed with the Securities and Exchange Commission. On March 24, 2006 a preliminary prospectus supplement relating to those Ordinary Shares was filed with the Securities and Exchange Commission, and on April 12, 2006 a final prospectus supplement relating to those Ordinary Shares was filed with the Securities and Exchange Commission. On April 20, 2006, Anglo SA Capital sold a portion of its holding of Ordinary Shares of the Issuer in a registered offering pursuant to this registration statement.

         On April 10, 2006 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman, Sachs & Co. and UBS Limited as co-representatives of the several Underwriters named in Schedule I thereto pursuant to which Anglo SA

Capital has agreed, subject to customary closing conditions, to sell up to 20,273,170 of the Ordinary Shares held by it in a registered offering pursuant to the registration statement referred to in the previous paragraph. The terms of the Underwriting Agreement are discussed in Item 6 below.

         On April 20, 2006 Anglo SA Capital disposed of 19,685,170 of the Ordinary Shares of the Issuer. As a consequence of this disposition, the Reporting Persons' beneficial ownership of the outstanding Ordinary Shares of the Issuer was reduced to approximately 41.57%.

         On October 1, 2007, a preliminary prospectus supplement relating to the Ordinary Shares of the Issuer was filed with the Securities and Exchange Commission. On October 2, 2007, a final prospectus supplement relating to the Ordinary Shares of the Issuer was filed with the Securities and Exchange Commission.

         On October 1, 2007 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman Sachs International and UBS Limited as representatives of the several Underwriters named in Schedule I thereto pursuant to which Anglo SA Capital has agreed, subject to customary closing conditions, to sell up to 67,100,000 of the Ordinary Shares held by it in a registered offering pursuant to the preliminary prospectus supplement referred to in the previous paragraph. The terms of the Underwriting Agreement are discussed in
Item 6 below.

         The representatives of Anglo American remaining on the Issuer's Board of Directors intend to resign from the Issuer's Board of Directors once Anglo SA Capital's shareholding in the Issuer falls below 20% of the outstanding Ordinary Shares of the Issuer.

         Anglo American intends to dispose of its remaining shareholding in Ordinary Shares of the Issuer during the next several years.

         The Reporting Persons intend to continuously review their holdings in the Issuer on a regular basis and, as a result thereof, in determining plans or proposals with respect to the Issuer, may at any time or from time to time determine, subject to the lock-up provisions contained in the Underwriting Agreement described in Item 6, to (a) dispose of any securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, in such quantities and at such times as may be determined from time to time, or (b) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's business, financial condition and prospects, other developments concerning the Issuer and its equity financing requirements and its businesses generally, other developments and other business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' business and general economic outlook, changes in law and government regulations, general economic conditions, and money, currency, commodity and stock market conditions, including the market price of the securities of the Issuer.

         Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals in the future): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration, or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the sole beneficial owners of 115,102,929 Ordinary Shares representing 41.57% of the outstanding Ordinary Shares. The calculation of the foregoing percentage is based on the number of Ordinary Shares outstanding as of October 1, 2007 (the "Outstanding Shares").

         Mr. R.M. Godsell is a beneficial owner of 13,010 Ordinary Shares and has sole voting and dispositive power with respect to such Ordinary Shares. Mr. R.M. Godsell is also a beneficial owner of 213,728 Ordinary Shares that Mr. Godsell has the right to acquire upon the exercise of the options issued under the Issuer's Share Incentive Scheme. The number of Ordinary Shares beneficially owned by Mr. Godsell represents less than 0.1% of the Outstanding Shares.

         Mr. G.G. Gomwe is a beneficial owner of 120 Ordinary Shares and has sole voting and dispositive power with respect to such Ordinary Shares. The number of Ordinary Shares beneficially owned by Mr. Gomwe represents less than 0.1% of the Outstanding Shares.

         As trustee of The BRO Trust, Mr. N.F. Oppenheimer shares with his fellow trustees the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,370 Ordinary Shares, which represents less than 0.1% of the Outstanding Shares. The exercise of such power requires the unanimous approval of all trustees of The BRO Trust. Mr. Oppenheimer is not a beneficiary of The BRO Trust, which is a charitable trust.

         Except as disclosed in this Item 5(a), none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A to this Statement beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) All decisions with respect to the voting and/or disposition of the Ordinary Shares owned by the Reporting Persons are currently made by the Board of Directors of Anglo American. Accordingly, Anglo American has the power to direct the voting and/or disposition of the Ordinary Shares held by Anglo SA Capital, and Anglo SA Capital has the power to vote and/or dispose of the Ordinary Shares (which power is exercised at the direction of Anglo American). The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.

(c) Except as disclosed in this Statement, none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A has effected any transaction in the Ordinary Shares since May 22, 2006, the date of Amendment No. 10.

(d) To the best knowledge of the Reporting Persons, other than the Holding Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On March 23, 2006 Anglo SA Capital entered into a Registration Rights Agreement with the Issuer to facilitate the sale to the public of some or all of the Ordinary Shares of the Issuer held by Anglo SA Capital as well as any securities into or for which the Ordinary Shares have been converted and any security issued with respect thereto upon any share dividend, split or similar event. The Registration Rights Agreement requires the Issuer to use all reasonable efforts to: file with the United States Securities and Exchange Commission, no later than March 27, 2006, a shelf registration statement on Form F-3, providing for one or more offerings to be made on a delayed basis of such number of Ordinary Shares of the Issuer as Anglo SA Capital may determine in its sole discretion; and file, upon demand by Anglo SA Capital, additional non-continuous registration statements on Form F-3 providing for offerings to be made on a non-delayed basis of the Ordinary Shares of the Issuer. The foregoing discussion of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement incorporated by reference in Exhibit C hereto.

         On April 10, 2006 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman, Sachs & Co. and UBS Limited as co-representatives of the several Underwriters named in Schedule I thereto. Under the Underwriting Agreement (i) Issuer agreed to issue and sell to purchasers procured by the Underwriters, or, failing that, to the Underwriters, an aggregate of 9,970,732 Ordinary Shares, and (ii) Anglo SA Capital agreed to sell to purchasers procured by the Underwriters or, failing that, to the Underwriters, an aggregate of 16,328,313 Ordinary Shares and, at the election of the Underwriters, up to 3,944,857 additional Ordinary Shares, subject, in each of cases (i) and (ii), to customary closing conditions. The Underwriters may elect to direct delivery of the shares, or take delivery of the shares themselves, in the form of Ordinary Shares or in the form of ADSs. Anglo SA Capital has also agreed to a lock-up provision therein whereby, subject to certain exceptions, it is restricted from offering or selling Ordinary Share for a period of 270 days after the date of the prospectus filed in connection with the offering. The foregoing discussion of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit D.

         On October 1, 2007 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman Sachs International and UBS Limited as co-representatives of the Underwriters. Under the Underwriting Agreement Anglo SA Capital agreed to sell to purchasers procured by the Underwriters, or, failing that, to the Underwriters, an aggregate of 67,100,000 Ordinary Shares, subject to customary closing conditions. The Underwriters may elect to direct delivery of the shares, or take delivery of the shares themselves, in the form of Ordinary Shares or in the form of ADSs. Anglo SA Capital has also agreed to a lock-up provision therein whereby, subject to certain exceptions, it is restricted from offering or selling Ordinary Shares without the consent of the Underwriters for the period beginning from the date of the Underwriting Agreement until May 31, 2008 (inclusive). The foregoing discussion of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit E.

Item 7.  Materials to be filed as Exhibits.

Exhibit           Description

Exhibit A         Directors and Officers of Anglo American and Anglo SA Capital

Exhibit B         Anglo American plc press release (incorporated by reference to
                  Exhibit B to Amendment No. 5, filed on October 26, 2005, to this Statement on Schedule 13D)

Exhibit C         Registration Rights Agreement, dated as of March 23, 2006, between Anglo SA Capital and Issuer (incorporated by reference to Exhibit C to Amendment No. 7, filed on March 23, 2006, to this Statement on Schedule 13D)

Exhibit D         Underwriting Agreement, dated as of April 10, 2006, among
                  Anglo SA Capital, Issuer and Goldman, Sachs & Co. and UBS
                  Limited as co-representatives of the Underwriters named in
                  Schedule I thereto (incorporated by reference to Exhibit D to Amendment No. 8, filed on April 11, 2006, to this Statement on
                  Schedule 13D)

Exhibit E         Underwriting Agreement, dated as of October 1, 2007, among
                  Anglo SA Capital, Issuer and Goldman Sachs International and
                  UBS Limited as representatives of the Underwriters named in
                  Schedule I thereto

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

October 5, 2007                                   ANGLO AMERICAN PLC

                                            /s/ Nicholas Jordan
                                          --------------------------------------
                                                        Signature

                                            Nicholas Jordan/Company Secretary
                                          --------------------------------------
                                                       Name/Title


Dated:

October 5, 2007                                ANGLO SOUTH AFRICA CAPITAL
                                                  (PTY) LTD
                                                     By:  ANGLO AMERICAN PLC

                                          Pursuant to the Joint Filing Agreement

                                            /s/ Nicholas Jordan
                                          --------------------------------------
                                                        Signature

                                            Nicholas Jordan/Company Secretary
                                          --------------------------------------
                                                       Name/Title

                                  EXHIBIT INDEX
                                  -------------

Exhibit           Description

Exhibit A         Directors and Officers of Anglo American and Anglo SA Capital

Exhibit B         Anglo American plc press release (incorporated by reference to
                  Exhibit B to Amendment No. 5, filed on October 26, 2005, to this Statement on Schedule 13D)

Exhibit C         Registration Rights Agreement, dated as of March 23, 2006, between Anglo SA Capital and Issuer (incorporated by reference to Exhibit C to Amendment No. 7, filed on March 23, 2006, to this Statement on Schedule 13D)

Exhibit D         Underwriting Agreement, dated as of April 10, 2006, among
                  Anglo SA Capital, Issuer and Goldman, Sachs & Co. and UBS
                  Limited as co-representatives of the Underwriters named in
                  Schedule I thereto (incorporated by reference to Exhibit D to Amendment No. 8, filed on April 11, 2006, to this Statement on
                  Schedule 13D)

Exhibit E         Underwriting Agreement, dated as of October 1, 2007, among
                  Anglo SA Capital, Issuer and Goldman Sachs International and
                  UBS Limited as representatives of the Underwriters named in
                  Schedule I thereto

                                                                       EXHIBIT A
                                                                       ---------

               DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO AMERICAN

         The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo American plc are set forth below.


Name:                   Sir Mark Moody-Stuart (Chairman)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United
                        Kingdom
Principal Occupation:   Chairman, Anglo American plc

Name:                   Ms. Cynthia Carroll (Chief Executive)
Citizenship:            USA
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United
                        Kingdom
Principal Occupation:   Chief Executive, Anglo American plc

Name:                   Mr R. Medori (Finance Director)
Citizenship:            French
Business Address:       20 Carlton House Terrace, London SW1Y 5AB, United
                        Kingdom
Principal Occupation:   Finance Director, Anglo American plc

Name:                   Mr R.C. Alexander (Non-Executive Director)
Citizenship:            USA
Business Address:       79 Golden Scroll Circle, The Woodlands, Texas 77382, USA
Principal Occupation:   Company Director

Name:                   Mr D.J. Challen (Non-Executive Director)
Citizenship:            British
Business Address:       33 Canada Square, Canary Wharf, London E14 5LB, United
                        Kingdom
Principal Occupation:   Company Director


Name:                   Dr C.E. Fay (Non-Executive Director)
Citizenship:            British
Business Address:       Merrifield, Links Road, Bramley, Guilford Surrey GU5 0AL
                        United Kingdom
Principal Occupation:   Director of Companies

Name:                   Mr R.M. Godsell (Non-Executive Director)
Citizenship:            South African
Business Address:       Carlton House Terrace, London SW1Y 5AN, United
                             Kingdom
Principal Occupation:   Director of Companies

Name:                   Mr R.J. Margetts  (Senior Independent Non-Executive
                        Director)
Citizenship:            British
Business Address:       c/o Matlin Patterson, 7th Floor, Buchanan House, 3 St.
                        James's Square, London SW1Y 4JU, United Kingdom
Principal Occupation:   Chairman, Legal and General Group plc

Name:                   Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:            South African
Business Address:       De Beers House, corner Diamond Drive and Crownwood Road,
                        Theta, Johannesburg, 2013, South Africa
Principal Occupation:   Director and Chairman, De Beers S.A.

Name:                   Dr M.A. Ramphele (Non-Executive Director)
Citizenship:            South African
Business Address:       LG Building, 1 Thibault Square, Long Street, Cape Town,
                        8000, South Africa
Principal Occupation:   Director of Companies

Name:                   Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:            South African
Business Address:       P.O. Box 72501, Parkview, South Africa
Principal Occupation:   Chairman, Transnet, South Africa

Name:                   Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:            Belgium
Business Address:       Puttestraat 10, B-1650 Beersel, Belgium
Principal Occupation:   Director of Companies

Name:                   Mr P. Woicke  (Non-Executive Director)
Citizenship:            German/USA
Business Address:       2737 Devonshire Pl. NW
                        Washington DC 20008
                        USA
Principal Occupation:   Director of Companies

Name:                   R.J. King (Executive Officer)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United
                        Kingdom
Principal Occupation:   Group Head of Human Resources, Business Development and
                        Sustainable Development Anglo American plc

Name:                   Mr. A.E. Redman (Executive Officer)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:   Technical Director, Anglo American plc

              DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO SA CAPITAL

         The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo SA Capital are set forth below.

Name:                  Mr. P.R.N. Arthur
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:  Executive VP: General Counsel AASA

Name:                  Mr. P.M. Baum
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:  CEO: Ferrous Metals and Industries Division,
                       Anglo American and Acting CEO AASA

Name:                  Mr. G.G. Gomwe
Citizenship:           Zimbabwean
Business Address:      44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:  Finance Director: AASA

Name:                  Mr. S. Mayet
Citizenship:           South African & Canadian
Business Address:      45 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:  Head of Corporate Reporting

Name:                  Mr. N.B. Mbazima
Citizenship:           Zambian
Business Address:      44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:  Financial Director and Acting CEO Commercial Anglo
                       Platinum

                                                                       EXHIBIT B
                                                                       ---------

         Incorporated by reference to Exhibit B to Amendment No. 5, filed on October 26, 2005, to this Statement on Schedule 13D.

                                                                       EXHIBIT C
                                                                       ---------
         Incorporated by reference to Exhibit C to Amendment No. 7, filed on March 23, 2006, to this Statement on Schedule 13D.

                                                                       EXHIBIT D
                                                                       ---------

         Incorporated by reference to Exhibit D to Amendment No. 8, filed on April 11, 2006, to this Statement on Schedule 13D.

                                                                       EXHIBIT E


                            ANGLOGOLD ASHANTI LIMITED


                     Ordinary Shares, par value 25 ZAR cents

                     ---------------------------------------

                             Underwriting Agreement

                     ---------------------------------------

                                                                 October 1, 2007


Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

   As representatives of the several Underwriters named in Schedule I hereto,


Ladies and Gentlemen:

         Anglo South Africa Capital (Proprietary) Limited, a private company with limited liability incorporated under the laws of the Republic of South Africa (the "SELLING SHAREHOLDER"), proposes, subject to the terms and conditions stated herein, to sell to purchasers procured by the underwriters named in Schedule I hereto (the "UNDERWRITERS"), for whom you are acting as representatives (the "REPRESENTATIVES") or, failing that, to the Underwriters, an aggregate of 67,100,000 Ordinary Shares, par value 25 ZAR cents per share ("STOCK"), of AngloGold Ashanti Limited, a public company with limited liability incorporated under the laws of the Republic of South Africa (the "COMPANY") (such shares, the "SHARES").

         The Underwriters may elect to direct delivery of the Shares, or take delivery of the Shares themselves, in the form of shares of Stock or in the form of American Depositary Shares ("ADSs"). The ADSs are to be issued pursuant to a deposit agreement, dated as of June 26, 1998, (as amended) among the Company, Bank of New York, as depositary (the "DEPOSITARY"), and holders from time to time of the American Depositary Receipts (the "ADRs") issued by the Depositary and evidencing the ADSs (the "DEPOSIT AGREEMENT"). Each ADS will initially represent the right to receive one share of Stock deposited pursuant to the Deposit Agreement.

         Except as used in Sections 2, 4, 10 and 12 herein, and except as the context may otherwise require, references hereinafter to the Shares shall include all of the shares of Stock, whether in the form of Shares or ADSs, which may be sold pursuant to this Agreement.

         1. (a) The Company represents and warrants to, and agrees with, each of the Underwriters that:

              (i) An "automatic shelf registration statement" as defined under Rule 405 under the Securities Act of 1933, as amended, (the "ACT" or the "SECURITIES ACT") on Form F-3 (File No. 333-132622) in respect of the Shares has been filed with the Securities and Exchange Commission (the "COMMISSION") not earlier than three years prior to the date hereof; such registration statement, and any post-effective amendment thereto, became effective on filing; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and to the Company's knowledge no proceeding for that purpose has been initiated or threatened by the Commission, and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act has been received by the Company (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the "BASIC PROSPECTUS"; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a "PRELIMINARY PROSPECTUS"; the various parts of such registration statement, including all exhibits thereto and including any prospectus supplement relating to the Shares that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the "REGISTRATION STATEMENT"; the Basic Prospectus, as amended and supplemented immediately prior to the Applicable Time (as defined in Section 1(a)(iii) hereof), including, for the avoidance of doubt, without limitation, by any Preliminary Prospectus, is hereinafter called the "PRICING PROSPECTUS"; the form of the final prospectus relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a)(i) hereof is hereinafter called the "Prospectus"; any reference herein to the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the date of such prospectus; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and incorporated therein, in each case after the date of the Basic Prospectus, such Preliminary Prospectus, or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any "issuer free writing prospectus" as defined in Rule 433 under the Act relating to the Shares is hereinafter called an "ISSUER FREE WRITING PROSPECTUS");

              (ii) No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Prospectus, as of its date and as of the Time of Delivery (as defined in Section 4 hereof), will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein or Selling Shareholder Information (as defined in Section 1(b)(vii));

              (iii) For the purposes of this Agreement, the "APPLICABLE TIME" is 4:30pm (Eastern Time) on the date of this Agreement; the Pricing Prospectus as supplemented by those Issuer Free Writing Prospectuses and other documents listed in Schedule II(a) hereto, if applicable, taken together (collectively, the "PRICING DISCLOSURE PACKAGE") as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule II(a) or Schedule II(b) hereto does not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in an Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives or by the Selling Shareholder expressly for use therein;

              (iv) The documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder; provided that no such documents were filed with the Commission since the Commission's close of business on the business day (which term shall mean for this subsection (a)(iv) any day when the Commission's office in Washington D.C. is open for business) immediately prior to the date of this Agreement and prior to the execution of this Agreement, except as set forth on Schedule II(c) hereto and except for such other documents as were delivered to you prior to the Applicable Time;

              (v) The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein or Selling Shareholder Information;

              (vi) A registration statement on Form F-6 (File No. 333-133049) in respect of the ADSs has been filed with the Commission; such registration statement, excluding exhibits, in the form heretofore delivered to you for each of the other Underwriters has been declared effective by the Commission in such form; no stop order suspending the effectiveness of such registration statement has been issued and to the Company's knowledge, no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter called the "ADS REGISTRATION STATEMENT"); and the ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

              (vii) Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, in each case materially adverse to the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Pricing Prospectus; and, since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, there has not been any material adverse change in the capital stock of the Company or any material increase in the long term debt of the Company and its subsidiaries taken as a whole or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the Pricing Prospectus;

              (viii) The Company and its subsidiaries have good and marketable title to all real property owned by them free and clear of all liens, encumbrances and defects, and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases except, in each case, as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a material adverse effect on the business affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole (a "MATERIAL ADVERSE EFFECT");

              (ix) The Company is duly incorporated as a public company with limited liability, and validly existing under the laws of the Republic of South Africa, is not in bankruptcy, liquidation, receivership or under judicial management (and no order or resolution therefor has been presented and no notice of appointment of any liquidator, receiver, administrative receiver, administrator or judicial manager has been given) and has full power and authority under its memorandum and articles of association and otherwise to own its assets and conduct its business;

              (x) The Company has an authorized and issued share capital as set forth in the Pricing Prospectus, and all of the outstanding shares of capital stock of the Company have been duly and validly authorized and issued, are fully paid and not subject to further calls or assessment by the Company and conform in all material respects to the description of the Stock contained in the Pricing Prospectus; and all of the issued shares of capital stock of each subsidiary of the Company listed in Schedule III have been duly and validly authorized and issued, are fully paid and not subject to further calls or assessment by the Company and (except for directors' qualifying shares and except as set forth in the Pricing Prospectus) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; all of the issued Stock has been duly listed and admitted for trading on the JSE Limited, the New York Stock Exchange (in the form of ADSs), the London Stock Exchange, Euronext Paris and on the Australian Stock Exchange (in the form of Clearing House Electronic Subregister System ("CHESS") Depositary Shares represented by CHESS Depositary Interests ("CDIs"), the Ghana Stock Exchange (in the form of ordinary Shares and Ghanaian Depositary Shares) and are quoted on Euronext Brussels (in the form of International Depositary Receipts ("IDRs") (the "STOCK EXCHANGES"); the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or similar rights to acquire the Shares or the ADSs which have not been complied with, extinguished or waived; there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any share capital or other equity interest in the Company, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share capital of the Company, any such convertible or exchangeable securities or any such rights, warrants or options, or obligations of the Company to issue, the Stock or any other class of capital stock of the Company (in each case except as set forth in the Pricing Prospectus); and there are no restrictions on subsequent transfers of the Shares or ADSs except as described in the Pricing Prospectus or under the securities laws of countries other than the United States (except those restrictions imposed on affiliates of the Company by the Act and rules promulgated thereunder) and the Republic of South Africa;

              (xi) The Deposit Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; upon issuance by the Depositary of ADRs evidencing ADSs, the deposit of Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the Pricing Prospectus;

              (xii) All consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities (hereinafter referred to as a "GOVERNMENTAL AGENCY") having jurisdiction over the Company (hereinafter referred to as "COMPANY GOVERNMENTAL AUTHORIZATIONS") required to be obtained by the Company for the execution, delivery and performance by the Company of this Agreement have been obtained or made and are in full force and effect in respect of the performance by the Company of its obligations hereunder;

              (xiii) All expressions of opinion, intention or expectation in the Pricing Prospectus, including, without limitation, the estimates and projections included under the caption "Prospectus Supplement Summary", on the part of the Company, its directors or management are, and in the Prospectus will be, fairly and honestly held and have been made on reasonable grounds after due and careful consideration and inquiry, in each case subject to the assumptions set forth therein and to the risks and uncertainties contemplated under the captions "Forward-looking Statements" and "Note Regarding Forward-looking Statements" therein;

              (xiv) The execution and delivery of this Agreement and the compliance by the Company with all of the provisions of, and performance of its obligations under, this Agreement and the Deposit Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, except as would not both (i) have a Material Adverse Effect and (ii) adversely affect the consummation of the transactions contemplated herein to a material extent, nor will such action by the Company result in any violation of the provisions of the Memorandum and Articles of Association or Bylaws of the Company or any statute or any order, rule or regulation of any Governmental Agency having jurisdiction over the Company or any of its properties; and no consent, approval, authorization, order, registration or qualification of or with any such Governmental Agency is required for the performance by the Company of its obligations hereunder except (A) the registration under the Act of the Shares, (B) such Company Governmental Authorizations as have been duly obtained or made and are in full force and effect and copies of which have been furnished to you and (C) such Company Governmental Authorizations as may be required under state securities or Blue Sky laws or any securities laws of jurisdictions outside the Republic of South Africa and the United States;

              (xv) Neither the Company nor any of its subsidiaries is in violation of its Memorandum and Articles of Association or Bylaws or, except as would not, individually or in the aggregate, have a Material Adverse Effect, in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound;

              (xvi) Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action which was designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of the Shares or ADSs;

              (xvii) The statements set forth or incorporated by reference in the Pricing Prospectus and the Prospectus under the captions "Description of Ordinary Shares and ADSs" and "Taxation" insofar as they purport to constitute a summary of the matters set forth therein, fairly summarize these matters in all material respects;

              (xviii) Other than as set forth in the Pricing Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best of the Company's knowledge, no such proceedings are threatened by any Governmental Agency or by any other person;

              (xix) The Company is not and, after giving effect to the offering and sale of the Shares, will not be an "investment company", as such term is defined in the Investment Company Act of 1940, as amended (the "INVESTMENT COMPANY ACT");

              (xx) (A) (i) At the time of filing the Registration Statement,
         (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to
         Section 13 or 15(d) of the Exchange Act or form of prospectus), and
         (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made any offer relating to the Shares in reliance on the exemption of Rule 163 under the Act, the Company was a "well-known seasoned issuer" as defined in Rule 405 under the Act; and (B) at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not an "ineligible issuer" as defined in Rule 405 under the Act;

              (xxi) Each of the audited financial statements included in the Registration Statement and the Pricing Prospectus, and the unaudited six-month financial statements as at June 30, 2007 and for the periods ended June 30, 2007 and June 30, 2006 included in the Registration Statement and the Pricing Prospectus, together with their respective related notes and schedules, fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operations and cash flows of the Company and its subsidiaries for the periods specified and have been prepared in compliance with the requirements of the Act and in conformity with generally accepted accounting principles as applied in the United States, except as set forth in the Pricing Prospectus, applied on a consistent basis during the periods presented (except that each of the audited financial statements relating to Societe des Mines de Morila S.A., Societe d'Exploitation des Mines d'Or de Sadiola S.A. and Societe d'Exploitation des Mines d'Or de Yatela S.A., respectively, included in the Registration Statement and the Pricing Prospectus, together with their respective related notes and schedules, fairly present in all material respects the financial position of such entity as of the dates indicated and the results of operations and cash flows of such entity for the periods specified and have each been prepared in compliance with the requirements of the Act and in conformity with International Financial Reporting Standards applied, except as set forth in the Pricing Prospectus, on a consistent basis during the periods presented); the other financial and statistical data set forth in the Registration Statement and the Pricing Prospectus are accurately presented and prepared on a basis materially consistent with the financial statements and books and records of the Company; and the Company and its subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not disclosed in the Registration Statement and the Pricing Prospectus and that are required to be disclosed therein;

              (xxii) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with the International Financial Reporting Standards and generally accepted accounting principles, and to maintain asset accountability; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

              (xxiii) The Company and each of its subsidiaries have all licenses, certificates, permits and other authorizations (including, without limitation, all mineral rights, mining authorizations and mining leases) issued by the appropriate Governmental Agencies (and have made all required declarations and filings with such Governmental Agencies), that are legally required for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Pricing Prospectus, except as described in the Pricing Prospectus or where the failure to possess the same would not, individually or in the aggregate, have a Material Adverse Effect; except as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its subsidiaries has received or expects to receive notice of any revocation or modification of any such license, certificate, permit or authorization; and the Company and each of its subsidiaries are in compliance with each of the same, except for any non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect;

              (xxiv) Ernst & Young, Inc. ("ERNST & YOUNG") who have certified certain financial statements of the Company and certain of its subsidiaries and certified certain financial statements of Societe des Mines de Morila S.A. and KPMG Inc. ("KPMG"), who have certified certain financial statements of each of Societe d'Exploitation des Mines d'Or de Sadiola S.A. and Societe d'Exploitation des Mines d'Or de Yatela S.A. are each independent public accountants as required by the Act and the rules and regulations of the Commission thereunder; and PricewaterhouseCoopers Inc. ("PRICEWATERHOUSECOOPERS"), who have certified certain financial statements of Societe des Mines de Morila S.A., were, at the time of certifying such financial statements, independent public accountants as required by the Act and the rules and regulations of the Commission thereunder;

              (xxv) In each case except as described in the Pricing Prospectus, the Company and its subsidiaries own or possess adequate rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) legally required for the conduct of their respective businesses, except those that would not, individually or in the aggregate, have a Material Adverse Effect; and, to the best knowledge of the Company, except as would not, individually or in the aggregate, have a Material Adverse Effect, the conduct of their respective businesses will not conflict with any such rights of others and the Company and its subsidiaries have not received any notice of any claim of infringement or conflict with any such rights of others;

              (xxvi) No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company, is threatened, except as described in the Pricing Prospectus or as would not have a Material Adverse Effect;

              (xxvii) The Company and its subsidiaries (A) are in compliance with any and all applicable laws (including the common law), rules, regulations, ordinances, decrees, judgments, injunctions, permits, licenses, authorizations, decisions, orders and other legally binding requirements, in each case promulgated or declared by Governmental Agencies in all countries and territories in which the Company or its subsidiaries engage in mining or other business activities relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "ENVIRONMENTAL LAWS"); (B) have received and are in compliance with all permits, licenses or other approvals issued by Governmental Agencies and required of them under applicable Environmental Laws to conduct their respective businesses; (C) have not received any notice of any actual or potential liability under, or investigation relating to, any Environmental Law; except, in each case, as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a Material Adverse Effect; and

              (xxviii) Neither the Company nor any of its subsidiaries (if acquired by the Company, then prior to its date of acquisition, to the knowledge of the Company) has violated (i) any provision of the Foreign Corrupt Practices Act of 1977 and the rules and regulations promulgated thereunder or (ii) similar anti-corruption laws of all other applicable jurisdictions, including those relating to political donations and money laundering, and the rules, regulations or, to the extent they have the force and effect of the law, guidelines, issued or administered thereunder, in each case which violations are of a character required to be disclosed in the Registration Statement.

              (b) The Selling Shareholder represents and warrants to, and agrees with, each of the Underwriters and the Company that:

              (i) The Selling Shareholder is validly existing as a private company with limited liability under the laws of the Republic of South Africa and has the power and authority to enter into and perform its obligations under this Agreement;

              (ii) All consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any Governmental Agency having jurisdiction over the Selling Shareholder (hereinafter referred to as "SELLING SHAREHOLDER GOVERNMENTAL AUTHORIZATIONS") required for the deposit of the Shares being deposited with the Depositary against issuance of the ADSs to be delivered by the Selling Shareholder at the Time of Delivery, for the sale and delivery of the Shares to be sold by the Selling Shareholder hereunder and for the execution and delivery by the Selling Shareholder of this Agreement, have been obtained, including any requisite approval of the South African Reserve Bank; and the Selling Shareholder has the full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Shares to be sold by it hereunder;

              (iii) The sale of the Shares to be sold by the Selling Shareholder, the execution and delivery of this Agreement, the deposit of the Shares with the Depositary against issuance of the ADSs to be delivered by the Selling Shareholder at the Time of Delivery hereunder and the compliance by the Selling Shareholder with all of the provisions of, and performance of its obligations under, this Agreement and the Deposit Agreement and the consummation of the transaction herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Selling Shareholder is a party or by which the Selling Shareholder is bound, or to which any of the property or assets of the Selling Shareholder is subject, except as would not have a material adverse effect on the consummation of the transaction contemplated hereby, nor will such action result in any violation of the provisions of the Memorandum and Articles of Association or Bylaws of the Selling Shareholder or any statute or any order, rule or regulation of any

         Governmental Agency having jurisdiction over the Selling Shareholder or the property of the Selling Shareholder;

              (iv) No stamp or other issuance or transfer taxes (except for uncertificated securities tax), levies (except for any STRATE levy or investor protection levy) or duties or any other kind of tax and no capital gains, income (other than income tax payable by any Underwriters whose net income is generally subject to tax by the Republic of South Africa or who perform any services hereunder through a permanent establishment or a fixed base in the Republic of South Africa), withholding or other taxes are payable or will be payable immediately following the completion of the transactions contemplated hereunder by or on behalf of purchasers of the Shares procured by the Underwriters or Underwriters to the Republic of South Africa or any political subdivision or taxing authority thereof or therein in connection with (A) the deposit by the Selling Shareholder of Shares with the Depositary against issuance of ADSs, or (B) for the sale and delivery by the Selling Shareholder of Shares or ADSs to purchasers procured by the Underwriters or to or for the respective accounts of the Underwriters or (C) the performance by the Selling Shareholder of its obligations under this Agreement, it being understood that any subsequent transfer of Shares by purchasers procured by the Underwriters, or the Underwriters, may cause such taxes (including, for the avoidance of doubt, any uncertificated securities tax) to be payable;

              (v) The Selling Shareholder has, and immediately prior to the Time of Delivery (as defined in Section 4 hereof) the Selling Shareholder will have, good and valid title to the Shares to be sold by the Selling Shareholder hereunder, free and clear of all liens, encumbrances, equities or claims; and, upon delivery of such Shares and payment therefor pursuant hereto and thereto, good and valid title to such Shares, free and clear of all liens, encumbrances, equities or claims, will pass to purchasers procured by the Underwriters or the several Underwriters, as applicable;

              (vi) The Selling Shareholder has not taken nor will take, directly or indirectly, any action which is designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of the Shares;

              (vii) The written information furnished to the Company by the Selling Shareholder for use in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus (it being understood that the only written information so furnished by or on behalf of the Selling Shareholder is the information identified in Schedule IV hereto) ("SELLING SHAREHOLDER INFORMATION") does not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

              (viii) In order to document the Underwriters' compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated, the Selling Shareholder will deliver to you prior to or at the Time of Delivery (as hereinafter defined) a properly completed and executed United States Treasury Department Form W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

         2. Subject to the terms and conditions herein set forth,

              (a) the Selling Shareholder agrees to sell to purchasers procured by the Underwriters or, failing that, to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to procure purchasers for or, failing that, to purchase, or cause one of its affiliates (within the meaning in Rule 405 under the Act) to purchase, from the Selling Shareholder, at a purchase price per Share of rand 300.61 and per ADS of USD 44.00 (to the extent that the Representatives make, or are deemed to make, the election to direct delivery or take delivery of the Shares in the form of ADSs pursuant to Section 4) the respective number of Shares (to be adjusted by you so as to eliminate fractional shares) determined by multiplying the aggregate number of Shares to be sold by the Selling Shareholder by a fraction, the numerator of which is the aggregate number of Shares to be purchased by purchasers procured by that Underwriter or, failing that, by such Underwriter as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the aggregate number of Shares to be purchased by all of purchasers procured by the Underwriters or, failing that, by all of the Underwriters from the Selling Shareholder hereunder.

         As compensation in full to the Underwriters for their commitments hereunder, the Selling Shareholder at the Time of Delivery will pay to the Representatives, for the accounts of the several Underwriters, an amount equal to USD 1.10 (i) per ADS for Shares to be delivered in the form of ADSs hereunder and (ii) per share for Shares to be delivered in the form of shares of Stock hereunder, in each case by the Selling Shareholder at the Time of Delivery. The Representatives may accept payment of such compensation by offsetting the amount thereof against payment of the amount payable pursuant to Section 4 hereof.

         For the avoidance of doubt, in connection with facilitating the delivery of the Shares as contemplated by Sections 3 and 4 hereof, in respect of those Shares to be delivered in the form of ADSs to purchasers procured by the Underwriters or to the Underwriters if applicable, the Representatives shall be entitled to retain an amount equal to no more than USD 0.11 per ADS (the "UST AMOUNT"), representing the amount of uncertificated securities tax in respect of the change in beneficial ownership of each such Share to be delivered in the form of an ADS, from the purchase price to investors, which shall be the sum of
(x) the price per ADS stated in Section 2(a) hereof and (y) the UST Amount. On or around the Time of Delivery, such retained amount shall be transferred to the Central Securities Depositary Participant for The Bank of New York for use in satisfying The Bank of New York's obligations in respect of the uncertificated securities tax in respect of such Shares, to the extent The Bank of New York is the recipient of such Shares. Except as provided in the immediately preceding sentence, the Representatives shall have no responsibility for any uncertificated securities tax in respect of Shares to be delivered in the form of ADSs to purchasers procured by the Underwriters, or in connection with the payment thereof.

         3. It is understood that the several Underwriters propose to offer the Shares for sale, in each instance upon the terms and conditions set forth in the Prospectus.

         4. (a) With respect to all or a portion of the Shares to be purchased and sold hereunder at the Time of Delivery, the Representatives, on behalf of the several Underwriters, may elect to have ADSs delivered (to either or both of purchasers procured by the Underwriters or the Underwriters) and paid for hereunder in lieu of, and in satisfaction of, the Selling Shareholder's obligation to sell to purchasers procured by the Underwriters or the several Underwriters, as applicable, and the several Underwriters' obligations to procure purchasers for or, failing that, to purchase the Shares. Written notice of such election shall be given by the Representatives to the Selling Shareholder at least four Business Days prior to the Time of Delivery (the "NOTIFICATION TIME"), provided that should timely notice not be given, the Selling Shareholder may deem the Representatives on behalf of the several Underwriters to have elected to take delivery of all of the Shares in the form of ADSs. The number of Shares to be purchased by purchasers procured by the Underwriters or, failing that, by the Underwriters as a result of the making of such election shall be adjusted by the Representatives so as to eliminate any fractional ADSs and the purchase price for ADSs so delivered as a result of making such election shall be the purchase price as set forth in Section 2 hereof.

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

              (b) (i) The Shares to be delivered to purchasers procured by the Underwriters or each Underwriter hereunder, as the case may be, in the form of shares of Stock shall be delivered by or on behalf of the Selling Shareholder through the facilities of STRATE Limited licensed (as a central securities depositary in terms of the South African Securities Services Act of 2004 ("STRATE")) to the Representatives for the account of such purchasers or Underwriters, as the case may be, in such authorized denominations and registered in such names as the Representatives may request by written notice to the Selling Shareholder on or prior to the Notification Time.

              (ii) If the election has been made in accordance with subsection
         (a) above, the ADSs to be delivered to purchasers procured by the Underwriters or each Underwriter hereunder, as the case may be, shall be delivered by or on behalf of the Selling Shareholder through the facilities of The Depository Trust Company ("DTC") to the Representatives for the account of such purchasers or Underwriters, as the case may be, in such authorized denominations and registered in such names as the Representatives may request by written notice to the Company and the Selling Shareholder on or prior to the Notification Time.

              (c) (i) With respect to Shares being delivered in the form of shares of Stock, such Shares shall be delivered against payment by, through or on behalf of such Underwriter of the purchase price therefor by wire transfer of same-day funds to the account specified by the Selling Shareholder in the Republic of South Africa to the Representatives at least two Business Days in advance of the Time of Delivery in accordance with the rules of STRATE.

              (ii) With respect to Shares being delivered in the form of ADSs, such ADSs shall be delivered against payment by, through or on behalf of such Underwriter of the purchase price therefor by wire transfer of Federal (same-day) funds to the account specified by the Selling Shareholder to the Representatives at least two Business Days in advance of the Time of Delivery;

              (iii) Payment for the Shares shall be made to the Selling Shareholder by, (A) in the case of the Shares to be delivered in the form of shares of Stock, wire transfer of South African rand funds or other immediately available funds in Johannesburg and (B) in the case of Shares to be delivered in the form of ADSs, by wire transfer of Federal (same day) or other immediately available funds in New York, in each case against delivery of such Shares for the respective accounts of the several Underwriters by 11:00 a.m., New York time, on October 9, 2007 or such other time and date as the Representatives and the Selling Shareholder may agree upon in writing. Such time and date for delivery of the Shares is herein called the "TIME OF DELIVERY".

              (d) It is understood and agreed by the Selling Shareholder and the Underwriters that no delivery or transfer of Shares or ADSs to be purchased and sold hereunder at the Time of Delivery shall be effective until and unless payment therefor has been made pursuant hereto and the Selling Shareholder shall have furnished or caused to be furnished to the Representatives, on behalf of the Underwriters at the Time of Delivery certificates and other evidence reasonably satisfactory to the Representatives of the execution in favor of purchasers procured by the Underwriters or, failing that, the Underwriters, of the book-entry transfer of Shares, whether by delivery of Shares in the Republic of South Africa through STRATE or delivery of ADSs through the facilities of DTC.

              (e) The Shares or ADSs shall be delivered to the Representatives at the Time of Delivery for the respective accounts of purchasers procured by the Underwriters as instructed by the Underwriters or for the accounts of the several Underwriters, with all transfer and any issuance taxes or other expenses (excluding any STRATE levy, investor protection levy or uncertificated securities tax payable with respect to the Shares) payable in connection with or issuance of the Shares or ADSs or the transfer thereof to the Purchasers procured by the Underwriters or the Underwriters duly paid by the Selling Shareholder in accordance with
     Section 7 hereof.

              (f) The documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 8 hereof, including the cross-receipt for the Shares and ADSs and any additional documents required by the Underwriters pursuant to Section 8(s) hereof, will be delivered at the offices of Davis Polk & Wardwell, 99 Gresham Street, London EC2V 7NG (the "CLOSING LOCATION"), and the Shares and ADSs will be delivered as specified in subsection (b) above, all at the Time of Delivery. A meeting will be held at the Closing Location at 1:00 p.m., London time, on the Business Day next preceding the Time of Delivery, or such time and place as may mutually be agreed upon in writing by the Representatives, the Selling Shareholder and the Company, or their respective counsel, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4 and Section 5, "BUSINESS DAY" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City, Johannesburg and London are generally authorized or obligated by law or executive order to close.

         5. (a)  The Company agrees with each of the Underwriters:

              (i) To prepare the Prospectus in a form approved by you and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission's close of business on the second business day (which term shall mean for this subsection 5(a)(i) any day when the Commission's office in Washington D.C. is open for business) following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement, the Basic Prospectus or the Prospectus prior to the Time of Delivery which shall be disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish you with copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to file promptly all reports and any information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of the Shares; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any preliminary prospectus or other prospectus in respect of the Securities, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any preliminary prospectus or other prospectus or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order and in the event of the issuance of any such notice of objection, promptly to amend the Registration Statement in such manner as may be required and permit offers in sales of to permit offers and sales of the Securities; provided that, none of the foregoing shall preclude the Company from discharging its obligations under the Act or the Exchange Act;

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

              (ii) If required by Rule 430B(h) under the Act, to prepare a form of prospectus in a form approved by you and to file such form of prospectus pursuant to Rule 424(b) under the Act not later than may be required by Rule 424(b) under the Act; and to make no further amendment or supplement to such form of prospectus which shall be disapproved by you promptly after reasonable notice thereof;

              (iii) Promptly from time to time to take such action as you may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Shares, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation;

              (iv) If by the third anniversary (the "RENEWAL DEADLINE") of the initial effective date of the Registration Statement, any of the Shares remain unsold by the Underwriters, the Company will file, if it has not already done so and is eligible to do so, a new automatic shelf registration statement relating to the Shares, in a form reasonably satisfactory to you. If at the Renewal Deadline the Company is no longer eligible to file an automatic shelf registration statement, the Company will, if it has not already done so, file a new shelf registration statement relating to the Shares, in a form reasonably satisfactory to you and will use its best efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline. The Company will take all other action necessary or appropriate to permit the public offering and sale of the Shares to continue as contemplated in the expired registration statement relating to the Shares. References herein to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be;

              (v) Prior to 10:00 a.m., London time, on the Business Day next succeeding the date of this Agreement and during the period mentioned below, to furnish the Underwriters with written and electronic copies of the Prospectus in New York City or London in such quantities as you may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required by law at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the Shares and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify you and upon your request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance, and in case any Underwriter is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) in connection with sales of any of the Shares at any time nine months or more after the time of issue of the Prospectus, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as you may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act;

              (vi) To make generally available to the Company's securityholders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

              (vii) During the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose, except as provided hereunder, of shares of Stock or any securities of the Company that are substantially similar to shares of Stock, including but not limited to any options or warrants to purchase shares of Stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities (other than (A) in connection with any employee option, bonus, profit sharing, pension, retirement, incentive, savings or similar agreement, plan or award in effect as of the date of this Agreement, (B) upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this Agreement or (C) in consideration for the shares or assets of a company or as part of a merger, acquisition, corporate reorganization or similar transaction, provided however that the recipient of any shares of Stock or other securities as contemplated by this clause (C) shall be bound by the obligations set forth in this subsection (vii)) without your prior written consent (which, with respect to clause C only, shall not be unreasonably withheld by the Representatives where the recipients of such Stock do not agree to be bound by restrictions contemplated in this subsection
         (vii));

              (viii) To pay the required Commission filing fees relating to the Securities within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act;

              (ix) Not to (and to cause its subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of the Shares;

              (x) For so long as the Company has securities registered under the Exchange Act, to use its reasonable best efforts to maintain its listing of its ADSs on the New York Stock Exchange provided that the Company may delist its ADSs from the New York Stock Exchange in connection with preparing for an application to the Commission to deregister its securities under the Exchange Act; and

              (xi) If the Company elects to rely upon Rule 462(b), the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 p.m., Washington, D.C. time, on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act.

              (b) The Selling Shareholder agrees with each of the Underwriters:

              (i) During the period beginning from the date hereof until May 31, 2008 (inclusive), not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose, except as provided hereunder, of shares of Stock or any securities of the Company that are substantially similar to the shares of Stock, including but not limited to any options or warrants to purchase shares of Stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities (other than in connection with any disposition by the Selling Shareholder of (x) any portion of its remaining shares of Stock equal to at least 1% of the outstanding shares of Stock as of the date hereof, or the entirety of its remaining holding of shares of Stock, to a single person, or group that would be deemed a person under Section 13(d) of the Exchange Act, in privately negotiated transactions or (y) shares of Stock in the context of an acquisition, merger, corporate reorganization or similar transaction with respect to the Company provided that, in each case, the recipient of such shares of Stock in such transactions shall be bound by the obligations set forth in this subsection (i)) without your prior written consent;

              (ii) Prior to the Time of Delivery, to deposit, or cause to be deposited on its behalf, shares of Stock with the Depositary in accordance with the provisions of the Deposit Agreement and the Letter of Instruction to be dated as of the Time of Delivery between the Company, the Selling Shareholder and the Bank of New York (the "LETTER OF INSTRUCTION") and otherwise to comply with the Deposit Agreement and such Letter of Instruction so that ADRs evidencing ADSs will be executed (and, if applicable, countersigned) and issued by the Depositary against receipt of such shares of Stock and delivered to purchasers procured by the Underwriters or to the Underwriters, as applicable, at the Time of Delivery; and

              (iii) Not to (and to cause its affiliates other than the Company and its subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of the Shares.

         6. (a) Each of the Company and the Selling Shareholder represents and agrees, severally and not jointly, that, without the prior consent of the Representatives and the Company or Selling Shareholder, as applicable, it has not made and will not make any offer relating to the Shares that would constitute a "free writing prospectus" as defined in Rule 405 under the Act (a "FREE WRITING PROSPECTUS"); each Underwriter represents and agrees that, without the prior consent of the Company, the Selling Shareholder and the Representatives, it has not made and will not make any offer relating to the Shares that would constitute a Free Writing Prospectus; any such Free Writing Prospectus the use of which has been consented to by the Company, the Selling Shareholder and the Representatives is listed on Schedule II(a) or Schedule II(b) hereto;

              (b) The Company represents and warrants to, and agrees with each of the Underwriters that, it has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and

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

              (c) The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Selling Shareholder and the Representatives and, if requested by the Selling Shareholder or the Representatives, will prepare and furnish without charge to the Selling Shareholder and each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission (provided that in accordance with Section 7 hereof, the Selling Shareholder agrees to reimburse the Company for all reasonable and documented expenses incurred in connection with the preparation of such Issuer Free Writing Prospectus or other document); provided, however, that the foregoing shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives or by the Selling Shareholder expressly for use therein.

         7. The Selling Shareholder covenants and agrees with the several Underwriters that the Selling Shareholder will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Shares under the Act and all other expenses in connection with the preparation, printing, reproduction and filing of the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of printing or producing this Agreement, any Blue Sky and Legal Investment Memoranda, and closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Shares; (iii) all expenses in connection with the qualification of the Shares for offering and sale under state securities laws as provided in Section 5(a)(iii) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys;
(iv) all fees and expenses in connection with the listing of the Shares on the New York Stock Exchange, the JSE Limited, Euronext Paris, the London Stock Exchange, the Australian Stock Exchange and quoting on Euronext Brussels and the filing fees incident thereto; and the fees and disbursements of counsel for the Underwriters in connection with, securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the Shares;
(v) to the Representatives for the account of the several Underwriters, actual and documented expenses reasonably incurred; (vi) the fees and disbursements of Underwriters' counsel in connection with the transactions contemplated hereby but excluding any such fees and disbursements incurred or arising in connection with any subsequent transfer, sale or delivery by an Underwriter of Shares;
(vii) all expenses and taxes (other than any uncertificated securities tax, which, for the avoidance of any doubt, shall not be paid by the Company or the Selling Shareholder) arising as a result of the deposit of the Shares with the Depositary and the issuance and delivery of ADSs and ADRs; (viii) the fees and expenses (including fees and disbursements of their respective counsel) if any, of the Depositary and any custodian appointed, as applicable, under the Deposit Agreement, other than the fees and expenses to be paid by holders of the ADSs, as applicable; (ix) fees and expenses of the Authorized Agent (as defined in Section 15 hereof); (x) the cost of preparing stock certificates; (xi) the cost and charges of any transfer agent or registrar; (xii) all stamp or other taxes, levies and duties and any other kind of tax, including withholding tax, (other than any STRATE levy, investor protection levy or uncertificated securities tax that is payable) incurred or arising in connection with the transfer, sale or delivery of Shares by the Selling Shareholder to the purchasers procured by the Underwriters or the Underwriters, as applicable, including all taxes payable by any of the Underwriters arising from the reimbursement of any expenses, other than income tax from any fee, commission or other compensation received by such Underwriters in accordance with this Agreement; (xiii) the fees, disbursements and expenses of the Selling Shareholder's counsel; (xiv) reasonable and documented costs and expenses incurred by the Company in order to obtain directors and officers' Securities Act liability insurance coverage with respect to the transactions contemplated by this Agreement excluding the portion of the premium and other costs and expenses that is not attributable to coverage of the potential liability of the Company's directors and officers in connection with the transactions contemplated by this Agreement; and (xv) all other reasonable costs and expenses incident to the performance of the obligations of the Company and the Selling Shareholder hereunder that are not otherwise specifically provided for in this Section; it being understood that nothing in this Section 7 hereof is intended or shall be construed to include (x) any stamp or other taxes, expenses, levies and duties and any other kind of tax, including withholding tax, (including, without limitation, any uncertificated securities tax, STRATE levy and the investor protection levy payable) incurred or arising from any transfer, sale or delivery of Shares by (A) a purchaser procured by the Underwriters or (B) an Underwriter in its capacity as principal or (y) any costs or expenses incurred by the Company in order to obtain directors and officers Securities Act liability insurance that is not attributable to the transactions contemplated by this Agreement. The Representatives agrees to pay New York State stock transfer tax, and the Selling Shareholder agrees to reimburse the Representatives for associated carrying costs if such tax payment is not rebated on the day of payment and for any portion of such tax payment not rebated. It is understood, however, that, except as provided in this Section, and Sections 9 and 12 hereof, the Underwriters will pay all of their own advertising expenses in connection with any offers they make and any costs, expenses and fees, stamp or other taxes, levies and duties and any other kind of tax, including withholding tax (including, without limitation, any uncertificated securities tax, STRATE levy and the investor protection levy payable), incurred or arising from any transfer, sale or delivery of Shares by an Underwriter in its capacity as principal.

         Payment shall be made by or on behalf of the Selling Shareholder within fourteen days of the date of the invoice from the Representatives.

         8. The obligations of the Underwriters hereunder, as to the Shares to be delivered at the Time of Delivery, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and of the Selling Shareholder herein are, at and as of the Time of Delivery, true and correct, the condition that the Company and the Selling Shareholder not be in breach of any of their obligations under this Agreement in any respect that is material on or before the Time of Delivery, and the following additional conditions:

              (a) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the Registration Statement pursuant to Rule 401(g)(2) under the Act shall have been received; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction;

              (b) Davis Polk & Wardwell, counsel for the Underwriters, shall have furnished to you their written opinion in the form set forth in Annex I(a) hereto, dated the Time of Delivery and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

              (c) Shearman & Sterling, LLP, United States counsel for the Company, shall have furnished to you their written opinion in the form set forth in Annex I(b) hereto, dated the Time of Delivery;

         In rendering such opinion, such counsel may state that they express no opinion as to the laws of any jurisdiction outside the United States;

              (d) Mervyn Taback Inc., South African counsel for the Company shall have furnished to you their written opinion in the form set forth in Annex I(c) hereto, dated the Time of Delivery;

              (e) Emmet, Marvin & Martin, LLP, counsel for the Depositary, shall have furnished to you their written opinion in the form set forth in Annex I(d) hereto, dated the Time of Delivery;

              (f) Sullivan & Cromwell LLP, United States counsel for the Selling Shareholder, shall have furnished to you their written opinion in the form set forth in Annex I(e) hereto with respect to the Selling Shareholder, dated the Time of Delivery;

              In rendering such opinion, such counsel may state that they express no opinion as to the laws of any jurisdiction outside the United States;

              (g) Webber Wentzel Bowens, South African counsel for the Selling Shareholder, shall have furnished to you their written opinion in the form set forth in Annex I(f) hereto with respect to the Selling Shareholder, dated the Time of Delivery;

              (h) Peter Arthur, Special Counsel for the Selling Shareholder, shall have furnished to you his written opinion in the form set forth in Annex I(g) hereto with respect to the Selling Shareholder, dated the Time of Delivery;

         In rendering such opinion, such counsel may state that they express no opinion as to the laws of any jurisdiction outside the Republic of South Africa and in rendering an opinion with respect to the transfer of good and valid title to the Shares to be delivered by the Selling Shareholder, such counsel may rely upon a certificate of the Selling Shareholder in respect of matters of fact as to ownership of and liens, encumbrances, equities or claims on, the Shares sold by the Selling Shareholder;

              (i) On each of the date hereof and the Time of Delivery, Ernst & Young shall have furnished to you a letter or letters, dated the respective dates of delivery thereof in the form and substance acceptable to you;

              (j) On each of the date hereof and the Time of Delivery, PricewaterhouseCoopers Inc. shall have furnished to you a letter or letters, dated the respective dates of delivery thereof in the form and substance acceptable to you;

              (k) On each of the date hereof and the Time of Delivery, KPMG Inc. shall have furnished to you a letter or letters, dated the respective dates of delivery thereof in the form and substance acceptable to you;

              (l) At and as of the Time of Delivery, (i) neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, in each case materially adverse to the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Pricing Prospectus, and (ii) since the respective dates as of which information is given in the Pricing Prospectus there shall not have been any material adverse change in the capital stock of the Company or any material increase in the long term debt of the Company and its subsidiaries taken as a whole or any change, or any development involving a prospective change, in or affecting the business affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the Pricing Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at the Time of Delivery on the terms and in the manner contemplated in the Pricing Prospectus;

              (m) On or after the Applicable Time until the Time of Delivery (i) no downgrading shall have occurred in the rating accorded the Company's debt securities by rating agency Fitch or preferred stock by any "nationally recognized statistical rating organization," as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Act,
     (ii) Fitch shall not have publicly announced that it has under its surveillance or review, with possible negative implications, its rating of the Company's debt securities, and (iii) no nationally recognized statistical rating organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of the Company's preferred stock;

              (n) At and as of the Time of Delivery, the Company shall have obtained and delivered to the Representatives executed copies of an agreement from each of the directors of the Company, substantially to the effect set forth in Section 5(a)(vii) hereof in form and substance satisfactory to the Representatives;

              (o) On or after the Applicable Time until the Time of Delivery there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange and/or the JSE Limited; (ii) a suspension or material limitation in trading in the Company's securities on the New York Stock Exchange or the JSE Limited; (iii) a general moratorium on commercial banking activities in New York, the Republic of South Africa or London declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States, or the Republic of South Africa or the United Kingdom; (iv) a change or development involving a prospective change in the Republic of South Africa taxation adversely affecting the Shares or the transfer thereof; (v) the outbreak or escalation of hostilities involving the United States, the Republic of South Africa or the United Kingdom or the declaration by the United States, the Republic of South Africa or the United Kingdom of a national emergency or war; or (vi) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, the Republic of South Africa or the United Kingdom or elsewhere, if the effect of any such event specified in clause (v) or (vi) in the reasonable judgment of the Representatives makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at the Time of Delivery on the terms and in the manner contemplated in the Prospectus;

              (p) At and as of the Time of Delivery, the Shares shall continue to be duly listed, subject to notice of issuance, on the JSE Limited, the New York Stock Exchange (in the form of ADSs) and the London Stock Exchange;

              (q) At and as of the Time of Delivery, the Depositary shall have furnished or caused to be furnished to you at the Time of Delivery certificates satisfactory to you evidencing the deposit with it of the Shares being so deposited against issuance of ADRs evidencing the ADSs to be delivered by the Selling Shareholder at the Time of Delivery, and the execution, countersignature (if applicable), issuance and delivery of ADRs evidencing such ADSs pursuant to the Deposit Agreement;

              (r) The Company shall have complied with the provisions of Section 5(a)(v) hereof with respect to the furnishing of prospectuses on the Business Day next succeeding the date of this Agreement; and

              (s) The Company and the Selling Shareholder shall have furnished or caused to be furnished to you at and as of the Time of Delivery certificates of officers of the Company and of the Selling

     Shareholder, respectively, as to the accuracy of the representations and warranties of the Company and the Selling Shareholder, respectively, herein at and as of the Time of Delivery, as to the performance, in all material respects, by the Company and the Selling Shareholder of their respective obligations hereunder to be performed at or prior to the Time of Delivery, and the Company shall have furnished or caused to be furnished certificates as to the matters set forth in subsections (a) and (l) of this Section.

         9. (a) The Company will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the ADS Registration Statement, the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus, or any "issuer information" filed or required to be filed pursuant to Rule 433(d) under the Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the ADS Registration Statement, the Registration Statement, the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein or Selling Shareholder Information.

              (b) The Selling Shareholder will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the ADS Registration Statement, the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto or any Issuer Free Writing Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the ADS Registration Statement, the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto or any Issuer Free Writing Prospectus in reliance upon and in conformity with the Selling Shareholder Information, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Selling Shareholder shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the ADS Registration Statement, the Registration Statement, the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus, the Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein. The liability of the Selling Shareholder under the indemnity agreement contained in this subsection (b) shall be limited to an amount equal to the aggregate purchase price of the Shares sold by the Selling Shareholder under this Agreement.

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

              (c) Each Underwriter will indemnify and hold harmless the Company and the Selling Shareholder against any losses, claims, damages or liabilities to which the Company or the Selling Shareholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, the ADS Registration Statement, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, the ADS Registration Statement, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use therein; and will reimburse the Company and the Selling Shareholder for any legal or other expenses reasonably incurred by the Company or the Selling Shareholder in connection with investigating or defending any such action or claim as such expenses are incurred.

              (d) Promptly after receipt by an indemnified party under subsection (a), (b) or (c) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

              (e) If the indemnification provided for in this Section 9 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholder on the one hand and the Underwriters on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection
     (d) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Shareholder on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholder on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the Shares purchased under this Agreement (before deducting expenses) received by the Company and the Selling Shareholder bear to the total underwriting discounts and commissions received by the Underwriters with respect to the Shares purchased under this Agreement, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholder on the one hand or the Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Selling Shareholder and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this subsection (e) to contribute are several in proportion to their respective underwriting obligations and not joint.

              (f) The obligations of the Company and the Selling Shareholder under this Section 9 shall be in addition to any liability which the Company and the Selling Shareholder may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act and each broker-dealer affiliate of any Underwriter; and the obligations of the Underwriters under this Section 9 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his or her consent, is named in the Registration Statement as about to become a director of the Company) and to each person, if any, who controls the Company or the Selling Shareholder within the meaning of the Act.

         10. (a) If any Underwriter shall default in its obligation to procure purchasers for or, failing that, refuse to purchase the Shares which it has agreed to purchase hereunder at the Time of Delivery, you may in your discretion arrange for you or another party or other parties to purchase such Shares on the terms contained herein. If within thirty six hours after such default you do not make arrangements satisfactory to you and the Selling Shareholder for the purchase of such Shares, then the Selling Shareholder shall be entitled to a further period of thirty six hours within which to procure another party or other parties satisfactory to you to purchase such Shares on such terms. In the event that, within the respective prescribed periods, you notify the Company and the Selling Shareholder that you have so arranged for the purchase of such Shares, or the

Selling Shareholder notifies you that they have so arranged for the purchase of such Shares, you or the Selling Shareholder shall have the right to postpone the Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in your opinion may thereby be made necessary. The term "UNDERWRITER" as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

              (b) If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Selling Shareholder as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased does not exceed one eleventh of the aggregate number of all of the Shares to be purchased at the Time of Delivery, then the Selling Shareholder shall have the right to require each non defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at the Time of Delivery and, in addition, to require each non defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to procure purchasers for or, failing that, purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

              (c) If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Selling Shareholder as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased exceeds one-eleventh of the aggregate number of all of the Shares to be purchased at the Time of Delivery, or if the Selling Shareholder shall not exercise the right described in subsection (b) above to require non defaulting Underwriters to procure purchasers for or to purchase Shares of a defaulting Underwriter or Underwriters, then this Agreement shall thereupon terminate, without liability on the part of any non defaulting Underwriter or the Company or the Selling Shareholder, except for the expenses to be borne by the Company and the Selling Shareholder and the Underwriters as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

         11. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Shareholder and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any of the Selling Shareholder, or any officer or director or controlling person of the Company, or any controlling person of the Selling Shareholder, and shall survive delivery of and payment for the Shares.

         12. If this Agreement shall be terminated pursuant to Section 10 hereof, neither the Company nor the Selling Shareholder shall then be under any liability to any Underwriter except as provided in Sections 7 and 9 hereof; but, if for any other reason any Shares are not delivered by or on behalf of the Selling Shareholder as provided herein, the Selling Shareholder will reimburse the Underwriters through you for all out of pocket expenses approved in writing by you, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the procuring of purchasers or, failing that, purchase, sale and delivery of the Shares not so delivered, but the Selling Shareholder shall then be under no further liability to any Underwriter in respect of the Shares not so delivered except as provided in Sections 7 and 9 hereof.

         13. In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you and in all dealings with the Selling Shareholder hereunder, you and the

Company shall be entitled to act and rely upon any statement, request, notice or agreement on by the Selling Shareholder.

         All statements, requests, notices, agreements and other communications hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to you, as the representatives for the several Underwriters listed in Schedule I hereto, at Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, Attention: IBD Legal, fax: +44-207-774-4477 and to UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom, Attention: Equity Capital Markets, fax: +44 207 568 1081, with a copy sent to +44 207 567 2364 marked for the attention of Transactions Legal; if to the Selling Shareholder shall be delivered or sent by mail or facsimile transmission to the attention of the Selling Shareholder's Company Secretary, 44 Main Street, Johannesburg 2001, South Africa, fax number: +27-11-638-2455, with a copy to Christopher L. Mann, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004-2498, United States, fax number +1-212-558-3588; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Secretary; provided, however, that any notice to an Underwriter pursuant to Section 9(d) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters' Questionnaire or telex constituting such Questionnaire, which address will be supplied to the Company or the Selling Shareholder by you upon request. Any such statements, requests, notices, agreements and other communications shall, if sent by fax, conclusively be deemed to have been given or served at the time of dispatch upon generation of transmission confirmation and, if sent by post, be conclusively deemed to have been received 48 hours from the time of posting.

         14. This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and the Selling Shareholder and, to the extent provided in Sections 9 and 11 hereof, the officers and directors of the Company and each person who controls the Company, the Selling Shareholder or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

         15. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding against the Company or the Selling Shareholder brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any Federal or State court in the Borough of Manhattan, The City of New York (each a "NEW YORK COURT"), (ii) waives, to the fullest extent permitted by law any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed AngloGold Ashanti North America Inc., 7400 East Orchard Road, Suite 350, Greenwood Village, Colorado 80111 and the Selling Shareholder has appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as their respective authorized agents (the "AUTHORIZED AGENTS") upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable for five years from the date of this Agreement. Each of the Company and the Selling Shareholder represents and warrants that their respective Authorized Agents have agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon an Authorized Agent and written notice of such service to the Company or the Selling Shareholder, as applicable, shall be deemed, in every respect, effective service of process upon the Company or the Selling Shareholder, as applicable.

         16. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "JUDGMENT CURRENCY") other than United States dollars, the Company and the Selling Shareholder, as the case may be, will, severally and not jointly, indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Selling Shareholder, respectively, and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "RATE OF EXCHANGE" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion of the judgment currency into United States dollars.

         17. Time shall be of the essence of this Agreement, both as regards any dates, times or periods mentioned and as regards any dates, times or periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

         18. The Company and the Selling Shareholder acknowledge and agree that
(i) the procurement of purchasers for or, failing that, the purchase of and sale of the Shares pursuant to this Agreement is an arm's-length commercial transaction between the Company and the Selling Shareholder, on the one hand, and the several Underwriters, on the other, (ii) solely in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or the Selling Shareholder, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company or the Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Selling Shareholder on other matters) or any other obligation to the Company or the Selling Shareholder except the obligations expressly set forth in this Agreement and (iv) the Company and the Selling Shareholder have consulted their own legal and financial advisors to the extent each deemed appropriate. The Company and the Selling Shareholder agree that they will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or the Selling Shareholder, in connection with such transaction or the process leading thereto.

         This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company, the Selling Shareholder and the Underwriters, or any of them, with respect to the subject matter hereof.

         19. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

         20. The Company, the Selling Shareholder and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

         21. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

                                    * * * * *

         If the foregoing is in accordance with your understanding, please sign and return to us seven counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company, and the Selling Shareholder.

                                        Very truly yours,


                                        ANGLOGOLD ASHANTI LIMITED
                                        By:  /s/ Mark Cutifani
                                            ------------------------------------
                                        Name:  Mark Cutifani
                                        Title: Chief Executive Officer

                                        By:  /s/ Srinivasan Venkatakrishnan
                                            ------------------------------------
                                        Name:  Srinivasan Venkatakrishnan
                                        Title: Chief Financial Officer


                                        ANGLO SOUTH AFRICA CAPITAL (PROPRIETARY)
                                        LIMITED

                                        By:  /s/ B.L. Keisler
                                            ------------------------------------
                                        Name:  B.L. Keisler
                                        Title: Authorised Signatory

                                        By:  /s/ P.G. Whitcutt
                                            ------------------------------------
                                        Name:  P.G. Whitcutt
                                        Title: Authorised Signatory

Accepted as of the date hereof at
London, United Kingdom

GOLDMAN SACHS INTERNATIONAL
By:    /s/ Alasdair Warren
     -----------------------------------
       (GOLDMAN SACHS INTERNATIONAL)






UBS LIMITED

By:   /s/ Adrian Lewis
     -----------------------------------
Name:  Adrian Lewis
Title: Managing Director

By:   /s/ James Hartop
     -----------------------------------
Name:  James Hartop
Title: Managing Director

                                   SCHEDULE I


                                                         Total Number of
                                                           Shares to be
Underwriter                                                  Purchased
---------------------------------------------------      -----------------
Goldman Sachs International........................          33,550,000
UBS Limited........................................          33,550,000

   Total...........................................          67,100,000

                                                         =================





Sch-I

                                   SCHEDULE II


         (a) Materials other than the Pricing Prospectus that comprise the Pricing Disclosure Package:

         None

         (b) Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package:

              o Electronic roadshow related to the offering contemplated herein recorded at London on September 30 , 2007 and made available at http://www.netroadshow.com.

         (c) Additional Documents Incorporated by Reference:





Sch-II

                                  SCHEDULE III


                            AngloGold Ashanti Limited
                         AngloGold Ashanti Holdings plc
                     AngloGold Offshore Investments Limited
                        AngloGold Ashanti (Ghana) Limited
                            Geita Gold Mining Limited
                               Cluff Resources Ltd
                         Societe de Mines de Morila S.A.
                                 Morila Limited
                       AngloGold Ashanti Australia Limited
                     AngloGold Investments Australia Pty Ltd
                       AngloGold Finance Australia Limited
                  AngloGold Finance Australia Holdings Limited
                        AngloGold Australia Investment Holdings Limited
                    AngloGold Investments Australasia Limited
                              Cerro Vanguardia S.A.
                           Mineracao Serra Grande S.A.
                           Mineracao Morro Velho Ltda
                              AngloGold Brasil Ltda
                           AngloGold South America Ltd





Sch-III

                                   SCHEDULE IV

1. The number of ordinary shares (but not the percentage) of the Company held by the Selling Shareholder prior to and immediately after the offering, set forth in the table in the first paragraph under the caption "Selling Shareholder" in the Pricing Prospectus;

2. The second paragraph under the caption "Selling Shareholder" in the Pricing Prospectus, regarding the ownership of the Selling Shareholder by Anglo American plc and the beneficial ownership of the Company by Anglo American plc;

3. The third paragraph under the caption "Selling Shareholder" in the Pricing Prospectus, describing the Anglo American group;

4. The fifth and sixth paragraphs under the caption "Selling Shareholder" in the Pricing Prospectus, regarding the Selling Shareholder's objectives for its stake in the Company and the intention of the Anglo American plc-affiliated directors to resign, the accounting for the Selling Shareholder's remaining shareholding in the Company, and the current support of the Selling Shareholder with respect to the Company's general strategy to enhance long term shareholder value;

5. The first sentence of the first paragraph under the caption "Underwriting" in the Pricing Prospectus and the fifth paragraph under the caption "Prospectus Supplement Summary--Offering Summary", each regarding an agreement between the Selling Shareholder and the Underwriters with respect to the execution of an underwriting agreement;

6. The first sentence of the first paragraph, and the second, third and fourth paragraphs, under the caption "Prospectus Supplement Summary--Our Relationship with Anglo American" in the Pricing Prospectus, regarding the relationship of the Selling Shareholder with Anglo American plc.





Sch-IV